Exhibit 99.8

PRESS RELEASE

Advanced Accelerator Applications preparing for Lutathera launch by scaling up production in Ivrea, Italy

Company provides update on key European production site

May 23, 2016, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA” or “the Company”), an international specialist in Molecular Nuclear Medicine (MNM), today announced that it is scaling up its Ivrea site for Lutathera production. AAA has recently submitted a New Drug Application (NDA) to the US Food and Drug Administration (FDA) and a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for its lead Neuro Endocrine Tumor therapeutic candidate Lutathera. The EMA has recently granted Accelerated Assessment for Lutathera. The Ivrea extension is in anticipation of the NDA and MAA approvals.

The AAA Ivrea site hosts the Headquarters of AAA Italy and is located in the Bioindustry Park Silvano Fumero, between Turin and Milan. AAA started commercial operations on this site in 2008. Since then the site has almost doubled in size and increased headcount by 46 employees. The site currently covers 640sqm of laboratories and 530sqm of office space and employs 52 people.

“The AAA Ivrea site is one of Lutathera’s birth places. It is in Ivrea that Lutathera was developed from a radiochemical point of view,” said Stefano Buono, Chief Executive Officer of AAA. “As we ramp up for the Lutathera launch we are putting all of the pieces in place to ensure seamless production and distribution of Lutathera in Europe and in the US. The extension of the AAA Ivrea site is essential to achieve these objectives.”

“We are proud to have such an active company in the Bioindustry Park Silvano Fumero. We have helped AAA in its journey and are happy to see that eight years after its arrival the Company is still here and growing”, said Fabrizio Conicella, Director of the Bioindustry Park Silvano Fumero.

Today the AAA Ivrea site is one of three Lutathera production sites in Europe. Lutathera is currently administered on a compassionate use and named patient basis for the treatment of NETs in ten European countries and in the US under an Expanded Access Program (EAP). All the Lutathera doses for the Lutathera NETTER-1 Phase 3 clinical trial were produced in Italy either in Ivrea or in Forlì. The Ivrea site produced all the Lutathera doses delivered to the US sites in the Phase 3 trial. The US doses for NETTER-1 represent a total of 206 doses to date. When Lutathera is approved the AAA Ivrea site will produce Lutathera for European patients and serve as a back up for our new production site in Millburn, New Jersey, for US patients when needed.

The Ivrea site should be undergoing an FDA inspection in the upcoming months for Lutathera production. It will be the second AAA site in Italy visited by the FDA. The AAA/GiPharma Saluggia site successfully completed a FDA Pre-Approval-Inspection in October 2015 prompted by the NDA submission of Somakit-TATE.

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About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 18 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). In 2015 AAA reported sales of €88.6 million (+26.8% vs. 2014). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

AAA Media Relations
Laetitia Defaye	Véronique Mermet
Head of Corporate Communications	Communications Officer
laetitia.defaye@adacap.com	veronique.mermet@adacap.com
Tel: +33 (0)6 86 65 73 52	Tel: +33 (0)4 50 99 30 70

AAA Investor Relations

Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com

Tel: + 1-212-235-2394

Media enquiries

FTI Consulting	Axess Public Relations (Italy)
Shauna Elkin	Dario Francolino
shauna.elkin@fticonsulting.com	dario.francolino@axesspr.com
Tel: +1-212-850-5613	Tel: +39 3488818029